Exhibit 99.1

Galmed Issues CEO Letter to Shareholders

TEL AVIV, Israel, December 1st 2025 /PRNewswire/ —Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic, and gastrointestinal oncology indications, today issued a Letter to Shareholders from Allen Baharaff, Chief Executive Officer.

Dear Shareholders,

I’m reaching out today to share the bigger picture and highlight the exciting momentum building at Galmed. With significant recent achievements and ambitious plans ahead, this is an ideal time to connect the dots on our progress and reaffirm our vision for a transformative future. As we connect the dots on our progress, I’m excited to reaffirm the strength of Galmed and the incredible opportunities that lie ahead.

Over the past year, we have successfully expanded our therapeutic focus beyond liver disease, generating compelling new data that supports a broader clinical development path for Aramchol in oncology and cardiometabolic indications. Our fundamentals remain solid, our scientific achievements continue to accelerate, and our strategy is firmly focused on short and long-term value creation.

My message to investors is clear: Galmed is well-capitalized, scientifically advancing on multiple fronts, and positioned for meaningful growth opportunities.

1. Strong Cash Position and Prudent Financial Stewardship

Galmed ended the third quarter of 2025 with approximately $19.2 million in cash1 and practically zero debt on our balance sheet.

While we have increased R&D investment to support expanded clinical studies, we remain disciplined in our operating structure keeping our burn rate minimal (approx. $1.5M per quarter since the beginning of the year). We believe this solid financial foundation provides us with the stability and flexibility needed to continue executing our short and long-term development plans without relying on emergency, aggressive, toxic capital raises.

2. Significant Clinical Advancements

Aramchol for MASH and liver fibrosis

MASH is still an unmet need and a highly lucrative market with an estimated 22 million Americans living with MASH (metabolic dysfunction-associated steatohepatitis) and according to analysts is expected to be worth $16 billion by 2033. The recent M&A activity in the MASH space strongly suggests that there is a real market, a clinical need and a path forward.

1 Comprised of cash, cash equivalents, short term deposits and marketable debt securities

As we previously reported, results from our Phase 3 Open-Label part of our ARMOR study demonstrated that Aramchol showed robust fibrosis improvement across multimodality histological assessment. At week 48, both paired and AI evaluations of patients’ liver biopsies identified that 65% and 100% of patients (respectively) experiencing fibrosis improvement. Results were published in March 2025 in the prestigious Journal of Hepatology (Impact Factor of 33.0).

In the aftermath of the COVID 19 pandemic, we announced the discontinuation of ARMOR study. Yet, contrary to most cases where clinical studies are prematurely stopped, normally due to safety signals or lack of efficacy, in our case, it was neither. Aramchol is a potent anti-fibrotic compound with excellent safety and tolerability with a solid scientific and clinical basis.

Like other complex diseases, it is now understood that monotherapies can only have limited mild to moderate efficacy. Addressing all aspects of MASH i.e. inflammation, liver fat infiltration and fibrosis demand the combination of drugs with more than one mechanism of action (MoA). Following the first wave of the development of monotherapy treatments, combination therapy of drugs with synergetic MoAs is inevitable and necessary. We believe that Aramchol with its unique, first-in-class MoA is a perfect drug candidate to be combined with other MASH drugs, approved or in development.

Galmed is currently working on a new sublingual (SL) formulation of Aramchol which will allow the development of a fixed dose combination of Aramchol with an approved metabolic agent. The successful development of this formulation would allow Galmed to move towards promptly initiating a Phase 2 MASH clinical study.

Aramchol for Gastrointestinal (GI) oncology indications

As we announced in mid-November, early findings from our pre-clinical combination studies of Aramchol with Stivarga® (Bayer) and metformin in GI tumor models demonstrated that Aramchol enhances the activity and potentially overcomes regorafenib’s (a standard-of-care treatments for many GI Cancers) drug resistance.

These results support our plans to advance Aramchol into a Phase 1/2 clinical trial for metastatic colorectal cancer (CRC), hepatocellular carcinoma (HCC), and cholangiocarcinoma in collaboration with VCU Massey Comprehensive Cancer Center in early 2026.

Based on this approach, we are currently conducting multiple pre-clinical studies with Aramchol to overcome drug resistance and enhance the efficacy of other standard-of-care (SoC) oncology agents for cancer treatment with unmet needs. We believe the successful completion of our Phase 1/2 clinical trial of Aramchol and Stivarga®, will enable the initiation of similar clinical studies with other SoC agents for additional oncology indications.

We view this strategy (particularly in the case of rare cancer indications) as the fastest pathway for FDA approval of Aramchol and initiation of commercialization.

Expansion Potential Beyond MASH and Oncology

The identification of a unique panel of systemic blood-based biomarkers including inflammation, oxidative stress, and cardiac-related parameters such as atrial natriuretic peptide (ANP) (which we announced earlier this year) not only confirms Aramchol’s on-target biological activity but also broadens Aramchol’s potential clinical utility and disease-modifying capabilities in cardiometabolic diseases, systemic inflammation, and broader metabolic-cardiovascular indications.

in order to be able to benefit from Aramchol’s multi-system therapeutic potential, well beyond its initial liver-focused applications, higher exposure of Aramchol in the blood is needed. We are developing a novel, proprietary, subcutaneous (SC) formulation for Aramchol to be able to bring higher quantities of Aramchol to the target organs, and particularly to the heart.

The successful development of such formulation is expected to present Galmed with an exciting opportunity to enhance clinical decision-making and expand into additional disease areas with significant market potential.

Looking Ahead

In summary, I want to emphasize the following:

● Galmed remains financially strong, with sufficient resources to support our current strategic and clinical plans.

● Our scientific progress has been exceptional, with multiple breakthroughs validating and expanding the potential of Aramchol across high-value therapeutic areas.

● We are committed to short and long-term value creation, grounded in disciplined execution, scientific innovation, and responsible financial stewardship.

Throughout this process, we aim to maintain transparency, careful capital allocation, and clear communication with our shareholders.

We deeply value your continued trust and support. As we move forward, you can expect ongoing updates as we reach key milestones and advance toward our next stages of growth. The entire Galmed team is energized by the opportunity ahead and dedicated to delivering meaningful value to patients, to partners, and to you, our shareholders.

Sincerely,

Allen J. Baharaff,

Chief Executive Officer

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver diseases, and continue to actively advance Aramchol for the treatment of combination therapy for NASH. We are also seeking to develop Aramchol for certain oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to scientifically advancing on multiple fronts, being positioned for meaningful growth opportunities, executing its short and long-term development plans and advancing in its clinical trials and the timing of potential regulatory approvals. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration or the European Medicines Authority, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel, risks relating to our digital asset management strategy, including the highly volatile nature of the price of cryptocurrencies and other digital assets, the risk that our share price may be highly correlated to the price of the cryptocurrencies and other digital assets that we may hold, risks related to increased competition in the industries in which we do and will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies and other digital assets generally, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes and those risks and uncertainties identified in Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 25, 2025. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

For further information:

investor.relations@galmedpharma.com

+972-3-693-8448